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                                 EXHIBIT 23

The Board of Directors
The Centris Group, Inc.

  We consent to incorporation by reference in Registration Statements (No. 33-41086 and No. 33-46841), both on Form S-8, of The Centris Group, Inc., of our report dated March 26, 1999, relating to the consolidated balance sheets of The Centris Group, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated income statements, statements of stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 1998, and all related schedules, which report appears in the December 31, 1997annual report on Form 10-K of The Centris Group, Inc. and subsidiaries.

/s/ KPMG LLP

Los Angeles, California
March 30, 1999